October 9, 2009
Jenifer Gallagher
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0213

Re:	InterOil Corporation Form 40-F for the Fiscal Year Ended December 31, 2008 Filed March 27, 2009 File No. 001-32179
Dear Ms. Gallagher,
     We are responding on behalf of our client, InterOil Corporation, to request an extension to respond to your letter, dated September 25, 2009. InterOil expects to have the response completed by October 21, 2009. InterOil needs the additional time to prepare a response that will provide all of the requested information.
Regards,

/s/ William B. Nelson

William B. Nelson
Partner
Haynes and Boone, LLP
Phone Number: (713) 547-2000